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February 14, 1996
For Immediate Release

Chairman of the Board at K N Energy retires

Lakewood, CO -- K N Energy, Inc. (NYSE-KNE) today announced Charles W. Battey, Chairman of the Board, and David M. Carmichael, Vice Chairman, will retire at the annual shareholders' meeting April 11. Both men will continue to provide K N with their guidance and leadership as board members. Larry D. Hall, K N President and Chief Executive Officer, will assume the position of chairman at the annual shareholders' meeting.

Battey has played an instrumental role in K N's growth over the past quarter century. He was first elected a director of K N in 1971 and in 1989 became Chairman and Chief Executive Officer, a position he held until July 1994.

Carmichael was formerly Chairman of the Board, Chief Executive Officer, and President of American Oil and Gas Corporation (AOG). He assumed the Vice Chairman position on K N's Board in July, 1994, after the merger with AOG.

"Both have made a significant contribution to K N's growth," said Larry D. Hall on the retirement of Battey and Carmichael. "I gratefully acknowledge the role each of them has played in the development of the Company and the industry overall."

Hall has been President and Chief Executive Officer since 1994 and a Director of the Company since 1984. He joined K N in July 1971 as Attorney and Assistant Treasurer. He was Executive Vice President of Gas Utility Services from May 1985 to June 1988 when he was elected President and Chief Operating Officer.

K N Energy is an energy services company with operations in eight states. The services provided include gas gathering, processing, marketing, storage, transportation and retail gas distribution services. K N Energy has annual sales exceeding $1 billion and assets of approximately $1.2 billion.

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